Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

PSYONIC, Inc.
9999 Businesspark Ave, Suite B
San Diego, CA 92131
psyonic.io

Up to $4,999,998.65 in Class B Common Non-Voting at $2.35
Minimum Target Amount: $9,999.25

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: PSYONIC, Inc.
Address: 9999 Businesspark Ave, Suite B, San Diego, CA 92131
State of Incorporation: IL
Date Incorporated: November 23, 2015

Terms:

Equity

Offering Minimum: $9,999.25 | 4,255 shares of Class B Common Non-Voting
Offering Maximum: $4,999,998.65 | 2,127,659 shares of Class B Common Non-Voting
Type of Security Offered: Class B Common Non-Voting
Purchase Price of Security Offered: $2.35
Minimum Investment Amount (per investor): $249.10

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based:

Super Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares

Early Bird Bonus

Invest within the first three weeks and receive 2% bonus shares

Amount-Based:

$500+

Tier 1

Invest $500+ and Join the Owner's Group, which includes exclusive access to investor updates, webinars, and PSYONIC merch

$1,500+

Tier 2

Invest $1,500+ and Receive 2% Bonus Shares + Join the Owner's Group

$2,500+

Tier 3

Invest $2,500+ and Receive 3% Bonus Shares + Joint the Owner's Group

$5,000+

Tier 4

Invest $5,000+ and Receive 5% Bonus Shares + Join the Owner's Group

$10,000+

Tier 5

Invest $10,000+ and Receive 10% Bonus Shares + 30-minute call with CEO/Founder Aadeel Akhtar + Join the Owner's Group

$20,000+

Tier 6

Invest $20,000+ and Receive 20% Bonus Shares + 30-minute call with CEO/Founder Aadeel Akhtar + Join the Owner's Group

TTW Reservations:

10% bonus shares for those who reserved shares during the pre-launch TTW phase.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

PSYONIC will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Non-Voting Stock at $2.35 / share, you will receive 110 shares of Class B Common Non-Voting Stock, meaning you'll own 110 shares for $235. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and TTW Reservation bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

PSYONIC, Inc. is a corporation organized under the laws of the state of Illinois that produces our first product, the Ability Hand™, which is an FDA-registered advanced bionic hand. In the US, our hand has been covered by insurance including Medicare, the VA, worker's compensation, and private insurers. We have users of all genders and as young as 10 and as old as 85. We specifically targeted a design that will be covered by Medicare.

PSYONIC is the parent company of the PSYONIC Institute, L3C, a wholly-owned subsidiary that has been operated under the Company since 2022. The subsidiary company is a low-profit limited liability company pursuant to Section 1-26 of the Limited Liability Company Act and shall at all times significantly further the accomplishment of one or more charitable or educational purposes within the meaning of Section 170(c)(2)(B) of the Internal Revenue Code of 1986, or its successor, and would not have been formed but for the relationship to the accomplishment of such charitable or educational purposes.

PSYONIC Institute, L3C, is a manager-managed low-profit limited liability company, with PSYONIC, Inc. as its Manager. PSYONIC intends to organize PSYONIC Institute, L3C as a low-profit limited liability company pursuant to the Illinois Limited Liability Company Act, as amended, 805 ILCS 180/1-26, which shall finance the sales and research and development of bionic devices.

PSYONIC holds four US patent claims granted or pending. Granted

US20190328550A1 Compliant four-bar linkage mechanism for a robotic finger (11/2021)

US11399967B2 System and method for a prosthetic hand having sensored brushless motors (8/2022)

Pending

62904483 System and method for an advanced prosthetic hand (9/2019) 63148378 System and method for an artificial tendon-driven prosthesis (2/2021)

Competitors and Industry

Competition

The top 3 competitors making multiarticulated hands are 1) TASKA by Taska Prosthetics, 2) i-Limb by Ossur, and 3) bebionic by OttoBock. We have several competitive advantages over these hands. We believe our product is 2.5x faster, 25% lighter, and more robust. Also, all these hands do not provide sensory feedback to users.

We are approaching a convergence among what bionic hands are capable of for both humans and robots. Other technologies on the market are lacking. Hooks are inconvenient, outdated, and severely limited in functional range. Myoelectric devices are slow and heavy, hard to control, and offer no touch feedback. Most multi-articulated devices are too expensive, are hard to control, lack robust features, and offer no touch feedback. 3D-printed prosthetics are extremely fragile and can be uncomfortable. PSYONIC is leading the way forward with bionic technologies that solve these problems for users. Fast, tough, and intuitive, the Ability Hand™ is the one of the only multi-articulated bionic hands with touch feedback on the market.That's why robotics researchers and prosthesis users alike are turning to the Ability Hand as their solution.

Industry

The global market for prosthetics and orthotics technologies is huge and full of potential.

- $15.4 billion for prosthetics and orthotics by 2030 (5% CAGR)

- $2.8 billion for robotic prosthetics segment by 2030 (9.2% CAGR)

https://www.precedenceresearch.com/prosthetics-and-orthotics-market

https://www.grandviewresearch.com/press-release/global-robotic-prosthetics-market

Additional markets include:

Robotic end effectors - $6.45 billion by 2026 (12.3% CAGR)

Neural control interfacing - $885 million by 2028 (14% CAGR)

https://www.mordorintelligence.com/industry-reports/robot-end-effector-market

https://www.marketreportsworld.com/global-and-united-states-neural-control-interface-market-20991655

Current Stage and Roadmap

Current stage

We are currently in-market with our product or service.

Roadmap

In the next five years, in addition to elbows and wrists, we plan to develop an Ability Leg that can perform a triathlon.

In the next ten years, we expect our extended range of prosthetic devices to seamlessly integrate with the human neuromuscular system through nerve/brain implants, bone integration, and artificial tendons that suture to residual muscle/tendon.

The Team

Officers and Directors

Name: Aadeel Akhtar

Aadeel Akhtar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO, President, Secretary, Treasurer, CFO
  Dates of Service: October, 2015 - Present
  Responsibilities: Runs the operations of the issuer. Salary: 150k

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in PSYONIC, Inc. (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. Our projections are based on market trends in the prosthetics, robotics, and neural interfacing industries, some of which are nascent and rapidly expanding. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company based on competitors and projections in the prosthetics and robotics industries. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering equity in the amount of up to $1,234,997.85 in this offering, and may close on any investments that are made. Because the amount of capital needed to scale a medical device/robotic hardware is high, even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan with respect to growing our R&D, sales & marketing, manufacturing, and operations. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable with respect to the prosthetics, robotics, and neural interface industries. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service

All of our current services are variants on bionic limbs for prosthetics and robotics.

Minority Holder; Securities with No Voting Rights

The equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the prosthetics and robotics marketplaces at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs in the prosthetics and robotics fields. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

PSYONIC was formed on November 23, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. PSYONIC has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company holds 4 patents, 1 trademark, 4 Internet domain names, and various trade secrets. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our product is dependent on outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of our product may be subject to change and if they do then the selling our product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell our product and therefore your investment in the Company may be

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Our results of operations may be negatively impacted by the coronavirus outbreak.

In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified and the U.S., Europe and Asia have implemented severe travel restrictions and social distancing. The impacts of the outbreak are unknown and rapidly evolving. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of the Shares and investor demand for the Shares generally. The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect our business, results of operations or financial condition. The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally. In particular, this includes supply chain issues due to a global shortage in materials (e.g. silicone, epoxy, resin, integrated circuits, etc.) that are used in the Ability Hand.

Device reimbursements in the prosthetics industry are strictly regulated by insurance and government policies.

Reimbursement for prosthetic devices is highly dependent on insurance companies as well as government policies. Changes in these policies may affect revenues. For example, this may include changes to codes that are reimbursed by Medicare and other insurance companies. If we are not able to adjust to changing laws or policies, our business may be harmed.

The cost of enforcing our patents, trademarks and copyrights could prevent us from enforcing them

Trademark, copyright and patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patents, trademarks, or copyrights outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patents, trademarks or copyrights could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents, trademarks or copyrights because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The growth of our business depends on our ability to finance new products.

We operate in a rapidly changing industry. Technological advances, the introduction of new products and new design and manufacturing techniques could adversely affect our business unless we are able to adapt to the changing conditions. To remain competitive, we must continue to incur significant costs in product development, equipment, facilities and invest in working capital. These costs may increase, resulting in greater fixed costs and operating expenses.

Products we manufacture may contain design or manufacturing defects, which could result in customer claims.

As a manufacturer of products that are used by consumers, we face an inherent risk of exposure to product liability claims or class action suits in the event that the use of the products we sell results in injury or damage. Any defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in returns, claims, delayed shipments to customers or reduced or canceled customer orders. If these defects occur, we will incur additional costs and if in large quantity or too frequent, we may sustain loss of business, loss of reputation and may incur liability. In addition, to the extent that a claim is brought against us we may not have adequate resources in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and, if our insurance protection is inadequate, could require us to make significant payments.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Aadeel Akhtar	17,568,000	Class A Common Voting	70.27%

The Company's Securities

The Company has authorized Class A Common Voting, Class B Common Non-Voting, SAFEs I-XVII, SAFE XVIII, and SAFEs XIX-XXIII. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,127,659 of Class B Common Non-Voting.

Class A Common Voting

The amount of security authorized is 25,000,000 with a total of 17,818,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

There are no material rights associated with Class A Common Voting.

Class B Common Non-Voting

The amount of security authorized is 25,000,000 with a total of 3,432,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Non-Voting.

Material Rights

There are no material rights associated with Class B Common Non-Voting.

SAFEs I-XVII

The security will convert into Non-voting safe preferred stock and the terms of the SAFEs I-XVII are outlined below:

Amount outstanding: $1,152,500.00
Interest Rate: 0.0%
Discount Rate: 20.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company sells Preferred Stock at a fixed pre-money valuation (an "Equity Financing") ,before the expiration or termination of the instrument, the Company will automatically issue to the investor a number of shares of non-voting SAFE Preferred Stock equal to the purchase price of the SAFE (the "Purchase Amount") divided by the greater of the SAFE Price (as defined below), or (2) the Discount Price (as defined below), whichever calculation results in a greater number of shares of non-voting SAFE Preferred Stock (the "Conversion Price"). The "SAFE Price" means the price per share equal to the Cap divided by fully diluted outstanding common stock at the time of conversion. The "Discount Price" means the price per share of Preferred Stock sold in the Equity Financing, multiplied by the Discount Rate.

Material Rights

If there is a liquidity event before the expiration or termination of the instrument, the investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price, if the investor fails to select the cash option. If there is a Dissolution Event before the instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the holder immediately prior to, or concurrent with, the consummation of the Dissolution Event. If there are insufficient funds to pay the holder of the SAFE and any other SAFEs issued by the Company, in full, all of the Company's available funds will be distributed with equal priority, and pro rata, among the holders of SAFEs.

Upon an event of dissolution of the Company before the expiration or termination of the instrument, the Company will pay the holder an amount equal to the Purchase Amount, prior and in preference to any distributions to the holders of outstanding capital stock. If there are insufficient funds to pay the holder of the SAFE and any other SAFEs issued by the Company, in full, all of the Company's available funds will be distributed with equal priority, and pro rata, among the holders of SAFEs.

Pursuant to a Pro Rata Rights Agreement between the Company, and holders of SAFEs that have a Purchase Amount of $25,000 or more, have a right to purchase their pro rata share of private placement securities of the Company that occur after an Equity Financing.

Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

SAFE XVIII

The security will convert into Non-voting safe preferred stock equal and the terms of the SAFE XVIII are outlined below:

Amount outstanding: $75,000.00
Interest Rate: 0.0%
Discount Rate: 15.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company sells Preferred Stock at a fixed pre-money valuation (an "Equity Financing") , n Equity Financing before the expiration or termination of the this instrument, the Company will automatically issue to the investor a number of shares of non-voting non-voting SAFE Preferred Stock equal to the purchase price of the SAFE (the "Purchase Amount") purchase amount divided by the greater of the SAFE Price (as defined below), or (2) the Discount Price (as defined below), whichever calculation results in a greater number of shares of non-voting SAFE Preferred Stock (the "Conversion Price"). The "SAFE Price" means the price per share equal to the Cap divided by fully diluted outstanding common stock at the time of conversion. The "Discount Price" means the price per share of Preferred Stock sold in the Equity Financing, multiplied by the Discount Rate.

Material Rights

If there is a liquidity event before the expiration or termination of the his instrument, the investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount unt outstanding under the SAFE (the "Purchase Amount") purchase amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price, if the investor fails to select the cash option. If there is a Dissolution Event before the this instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the holder Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. If there are insufficient funds to pay the holder of the SAFE and any other SAFEs issued by the Company, in full, all of the Company's available funds will be distributed with equal priority, and pro rata, among the holders of SAFEs.

Upon an event of dissolution of the Company before the expiration or termination of the instrument, the Company will pay the holder an amount equal to the Purchase Amount, prior and in preference to any distributions to the holders of outstanding capital stock. If there are insufficient funds to pay the holder of the SAFE and any other SAFEs issued by the Company, in full, all of the Company's available funds will be distributed with equal priority, and pro rata, among the holders of SAFEs.

Pursuant to a Pro Rata Rights Agreement between the Company, and holders of SAFEs that have a Purchase Amount of $25,000 or more, have a right to purchase their pro rata share of private placement securities of the Company that occur after an Equity Financing.

Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

SAFEs XIX-XXIII

The security will convert into Non-voting safe preferred stock and the terms of the SAFEs XIX-XXIII are outlined below:

Amount outstanding: $200,000.00
Interest Rate: 0.0%
Discount Rate: 15.0%
Valuation Cap: $12,000,000.00
Conversion Trigger: If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company sells Preferred Stock at a fixed pre-money valuation (an "Equity Financing"), n Equity Financing before the expiration or termination of the this instrument, the Company will automatically issue to the investor a number of shares of non-voting non-voting SAFE Preferred Stock equal to the purchase price of the SAFE (the "Purchase Amount") purchase amount divided by the greater of the SAFE Price (as defined below), or (2) the Discount Price (as defined below), whichever calculation results in a greater number of shares of non-voting SAFE Preferred Stock (the "Conversion Price"). The "SAFE Price" means the price per share equal to the Cap divided by fully diluted outstanding common stock at the time of conversion. The "Discount Price" means the price per share of Preferred Stock sold in the Equity Financing, multiplied by the Discount Rate.

Material Rights

If there is a liquidity event before the expiration or termination of the his instrument, the investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount unt outstanding under the SAFE (the "Purchase Amount") purchase amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price, if the investor fails to select the cash option. If there is a Dissolution Event before the this instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the holder Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. If there are insufficient funds to pay the holder of the SAFE and any other SAFEs issued by the Company, in full, all of the Company's available funds will be distributed with equal priority, and pro rata, among the holders of SAFEs.

Upon an event of dissolution of the Company before the expiration or termination of the instrument, the Company will pay the holder an amount equal to the Purchase Amount, prior and in preference to any distributions to the holders of outstanding capital stock. If there are insufficient funds to pay the holder of the SAFE and any other SAFEs issued by the Company, in full, all of the Company's available funds will be distributed with equal priority, and pro rata, among the holders of SAFEs.

Pursuant to a Pro Rata Rights Agreement between the Company, and holders of SAFEs that have a Purchase Amount of $25,000 or more, have a right to purchase their pro rata share of private placement securities of the Company that occur after an Equity

Financing.

Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

What it means to be a minority holder

As a minority holder of Class B Common Non-Voting stock of PSYONIC, Inc. you will not have voting rights, and will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFEs I-XVII
  Final amount sold: $1,152,500.00
  Use of proceeds: Operations
  Date: October 01, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE XVIII
  Final amount sold: $75,000.00
  Use of proceeds: Operations
  Date: February 01, 2020
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFES XIX-XXIII
  Final amount sold: $200,000.00
  Use of proceeds: Operations
  Date: April 01, 2021
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ending December 31, 2022 compared to year ending December 31, 2021.

Revenue

Sales revenue for fiscal year 2022 was $1,017,763, more than quadruple that of the fiscal year 2021 sales revenue of $241,500. In 2021Q4, the Ability Hand became available nationwide, resulting in a large increase in sales. Previously, the Ability

Hand was only available in the Midwest US (IL, IN, WI). Additional revenue including from grants and awards totaled $637,403 in 2022 and $411,289 in 2021; in total, this resulted in a >2x increase in overall revenue from 2021 to 2022 (FY2022 $1,655,166; FY2021 $652,789).

Cost of Revenue

Cost of revenue in 2022 was $810,759, a very slight decrease from costs of $875,986 in fiscal year 2021. Work on a major grant was primarily completed in 2021, and manufacturing costs decreased as volumes increased, resulting in a lower overall cost of revenue.

Gross Margins

2022 gross profit increased significantly to $844,408 from 2021's gross profit of -$219,699. These figures include grant and award revenue as part of the calculation. Since sales increased significantly in 2021, this increase is expected.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, support expenses, fees for professional services and patents, research and development expenses, and operating expenses of PSYONIC, Inc. Expenses of $757,420 in FY2022 increased from $344,639 in FY2021, due to our increased sales volume and move from Champaign, IL to San Diego, CA.

Historical results and cash flows:

The Company is currently in the initial production stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because our manufacturing capacity is expected to increase and our current demand outweighs our production. Past cash was primarily generated through government grants, equity investments, and sales. We achieved over $1m in sales revenue in 2022 and have a goal of at least $2M in sales for 2023.

We have won the following grants from the National Science Foundation:

NSF 2112363, Jan 2022 - Dec 2023. "SBIR Phase II: A compact electrotactile sensory feedback system for upper limb prostheses." $1,000,000.

NSF 1951382, Feb 2020 - May 2023. "SBIR Phase II: Development and Evaluation of a Robust, Compliant, Sensorized Prosthetic Hand." $937,162.

NSF 1843966, Jan 2019 - Dec 2019. "SBIR Phase I: A compact electrotactile sensory feedback system for upper limb prostheses." $225,000.

NSF 1745999, Jan 2018 - Dec 2018. "SBIR Phase I: Development and Evaluation of a Robust, Compliant, Sensorized Prosthetic Hand." $225,000.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 1, 2023, the Company has capital resources currently available of approximately $913,523.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations because these funds are required to support scaling our manufacturing and sales.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, roughly 50% will be made up of funds raised from the crowdfunding campaign if we reach our maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately 8 months. This is based on a current monthly burn rate of $100,000 for expenses related to salaries, inventory, marketing, and general operating expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately 24 months. This is based on a projected monthly burn rate of $200,000 for expenses related to salaries, inventory, marketing, and general operating expenses, and R&D.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including at least $1m in grant funding from the National Science Foundation and other organizations. We also have a $200,000 line of credit from Chase Bank.

Indebtedness

- **Creditor:** Safes I-III
  Amount Owed: $200,000.00
  Interest Rate: 0.0%
  Borrowing Period - Fiscal Year 2018, Valuation Cap - 10,000,000, Discount rate - 20%

- **Creditor:** Safes IV-XIII
  Amount Owed: $375,000.00
  Interest Rate: 0.0%
  Borrowing Period - Fiscal Year 2019, Valuation Cap - 10,000,000, Discount rate - 20%

- **Creditor:** Safes XIV-XVII
  Amount Owed: $577,500.00
  Interest Rate: 0.0%
  Borrowing Period - Fiscal Year 2020, Valuation Cap - 10,000,000, Discount rate - 20%

- **Creditor:** Safes-XVIII
  Amount Owed: $75,000.00
  Interest Rate: 0.0%
  Borrowing Period - Fiscal Year 2020, Valuation Cap - 10,000,000, Discount rate - 15%

- **Creditor:** Safes XIX-XXIII
  Amount Owed: $200,000.00
  Interest Rate: 0.0%
  Borrowing Period - Fiscal Year 2021, Valuation Cap - 10,000,000, Discount rate - 15%

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $49,937,500.00

Valuation Details:

Competitors in this space, such as Atom Limbs, recently raised equity through crowdfunding at a valuation of approximately $40M USD. This valuation was determined without having any product on the market, no FDA registration, and no evidence that their product can hit a price point that will be covered by Medicare. Contrastingly, the Ability Hand is on the market, FDA registered, and has been covered by Medicare. It is in use by patients at top clinical institutions including the Shirley Ryan Ability Lab, UCSF, Hanger Clinic, David Rotter Prosthetics, and dozens of other clinics in the US.

Another competitor in this space, the i-Limb, originally by Touch Bionics, was acquired by Ossur for ~$29.4m USD in 2016, equivalent to $36.2m USD in 2022 due to inflation. The i-Limb was marketed only for prosthetics use. However, the Ability Hand serves the general robotics market as well, as described further below.

We built the Ability Hand to work with systems that are currently clinically available, as well as control systems that we believe will be available in the future. The University of Chicago and Nerves, Inc. have. each purchased Ability Hands to connect it to brain implants and peripheral nerve implants, respectively. We believe that the Ability Hand is the fastest hand on the market and one of the first to give users touch feedback, and with these nerve interfaces, users will have the potential for natural individual finger control as well as touch feedback that feels like it is coming from their hand that is no longer there. The neural interface market is growing at a rate of 13.4% annually according to MarketWatch. We envision a future where bionic limbs are directly connected to your bones, muscles, and nerves, and PSYONIC is at the forefront of this technology and has 2 issued patents as well as 2 pending patents related to it. We believe that our technology has the capability of being applicable to elbows, wrists, knees, and ankles as well, and we have a 5-year goal of making an Ability Leg that can perform a triathlon.

In addition, robotics researchers globally have been purchasing the Ability Hand, including Meta (Facebook), Apptronik, Sanctuary AI, and NASA. They are developing robots to do human tasks, and we have optimized our bionic hand for humans to do human tasks, so robots are a natural extension. We have an API that allows researchers to easily control all the motors in the hand and stream all the pressure sensor and finger position data over Bluetooth or USB. The Ability Hand is also being used by several ANA Avatar XPrize finalists in the US and Europe. This opens up an additional robotic end effector market that is growing by 12.3% annually and will reach $6.45b by 2026 according to Mordor Intelligence.

Furthermore, by performing a present value of future money analysis, assuming we generate $24M in annual revenue (2k hands at $12k) in five years (2027), a revenue multiple of 3.2x (https://greenwichgp.com/2022/06/07/q1-2022-healthcare-industry-update), the 2027 valuation would be ~$77m. Using a CAGR of 9.2% (https://www.grandviewresearch.com/press-release/global-robotic-prosthetics-market), the present value would compute to ~$50M. This estimate also does not include any sales from other types of devices that year (e.g. Ability Leg, elbow, wrist, etc.).

Given this analysis, our traction in the prosthetics field, as well as our research and applications in the neural interface and robotics markets, we have valued our company at approximately $50M.

The total number of shares outstanding on a fully diluted basis, 21,250,000 shares, includes 17,818,000 shares of Class A Common Stock and 3,432,000 shares of Class B Common Not-Voting Stock (which does not include 3,750,000 shares to be issued pursuant to stock options, grants or restricted stock agreements; reserved but unissued).

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,427,500 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.25 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $4,999,998.65, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  20.0%
  Research and Development on the next generation of the Ability Hand, as well as an Ability Leg, and research into bone, muscle, and nerve integration.

- *Marketing*
  5.0%
  Social media and crowdfunding marketing to potentially raise more money and generate more sales.

- *Manufacturing*
  15.0%
  Manufacturing of Ability Hands at scale.

- *Operations*
  13.5%
  Administrative and operational expenditures.

- *Sales & Support*
  41.0%
  Increasing the sales reach/staff and support staff as our Ability Hand users grow.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at psyonic.io (www.psyonic.io/annualreview).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/psyonic

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR PSYONIC, Inc.

[See attached]

PSYONIC, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Audited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

FINANCIAL STATEMENTS:

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Psyonic, Inc.
San Diego, California

Opinion

We have audited the financial statements of Psyonic, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2022.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

April 14, 2023
Los Angeles, California

PSYONIC, INC.
BALANCE SHEET

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	438,919	$	158,324
Acccounts Receivable, net		179,525		51,300
Other Current Assets		300,613		110,897
Total Current Assets		**919,057**		**320,520**
Right of use assets		283,864		-
Total Assets	$	**1,202,921**	$	**320,520**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards		21,384		9,067
Right of use liability, current portion		95,462		-
Other Current Liabilities		300		80,356
Total Current Liabilities		**117,146**		**89,424**
Right of use liability		188,402		-
Simple Agreement for Future Equity (SAFEs)		1,427,500		1,427,500
Total Liabilities		**1,733,048**		**1,516,924**
STOCKHOLDERS EQUITY				
Class A Common Voting Stock		10		10
Class B Common Non-Voting Stock		298		2
Additional Paid in Capital		596,504		6,282
Retained Earnings/(Accumulated Deficit)		(1,126,939)		(1,202,697)
Total Stockholders' Equity		**(530,127)**		**(1,196,403)**
Total Liabilities and Stockholders' Equity	$	**1,202,921**	$	**320,520**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	1,655,166	$	652,789
Cost of Goods Sold		810,759		872,488
Gross profit		844,408		(219,699)
Operating expenses				
General and Administrative		702,106		315,455
Sales and Marketing		55,314		29,184
Total operating expenses		757,420		344,639
Operating Income/(Loss)		86,988		(564,338)
Interest Expense		-		-
Other Loss/(Income)		11,230		(123,087)
Income/(Loss) before provision for income taxes		75,758		(441,251)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	$	75,758	$	(441,251)

See accompanying notes to financial statements.

PSYONIC, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Class A Common Voting Stock		Class B Common Non-Voting Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2020	10,000 $	10	526	0	$ 6,205	$ (761,446)	$ (755,232)
Issuance of Restricted Stock	-	-	1,693	2	-	-	2
Share-Based Compensation	-	-	-	-	77	-	77
Net income/(loss)	-	-	-	-	-	(441,251)	(441,251)
Balance—December 31, 2021	10,000	10	2,219	2	6,282	(1,202,697)	(1,196,404)
Stock split	17,808,000	-	3,425,136	-	-	-	-
Common Stock Cancellation	-	-	(375)	-	-	-	-
Issuance of Common Stock	-	-	291,176	291	590,177	-	590,468
Issuance of Restricted Stock	-	-	5,020	5	-	-	5
Share-Based Compensation	-	-	-	-	45	-	45
Net income/(loss)	-	-	-	-	-	75,758	75,758
Balance—December 31, 2022	17,818,000 $	10	3,723,176 $	298	$ 596,504	$ (1,126,939)	$ (530,127)

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2022		2021
(USD $ in Dollars)			
CASH FLOW FROM OPERATING ACTIVITIES			
Net income/(loss)	$ 75,758	$	(441,251)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:			
Share-based Compensation	45		77
Changes in operating assets and liabilities:			
Acccounts receivable, net	(128,225)		(35,800)
Other Current Assets	(189,716)		43,091
Accounts Payable	-		(8,035)
Credit Cards	12,317		946
Other Current Liabilities	(80,056)		10,131
Net cash provided/(used) by operating activities	**(309,877)**		**(430,841)**
CASH FLOW FROM INVESTING ACTIVITIES			
Purchases of Property and Equipment	-		-
Net cash provided/(used) in investing activities	**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES			
Capital Contribution	590,473		2
Borrowing on SAFEs	-		200,000
Net cash provided/(used) by financing activities	**590,473**		**200,002**
Change in Cash	280,596		(230,839)
Cash—beginning of year	158,324		389,163
Cash—end of year	$ **438,919**	$	**158,324**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest	$ -	$	-
Cash paid during the year for income taxes	$ -	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES			
Purchase of property and equipment not yet paid for	$ -	$	-
Issuance of equity in return for note	$ -	$	-
Issuance of equity in return for accrued payroll and other liabilities	$ -	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Psyonic, Inc. was incorporated on November 23, 2015, in the state of Illinois. The financial statements of Psyonic, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Diego, California.

With the Ability Hand™, Psyonic, Inc. is redefining what it means to be human for individuals with limb differences. It's not just about what our users can achieve, it's beyond that. We've developed an affordable and accessible prosthesis with unique bionic abilities that surpass human capabilities providing individuals with technology superior to anything else currently on the market.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 the Company's cash and cash equivalents exceeded FDIC insured limits by $150,743 while as of December 31, 2021 the Company's cash and cash equivalents did not exceed afore mentioned limit.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and December 31, 2021 the Company determined that no reserve was necessary.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of the Ability Hand, an affordable bionic prosthetic hand.

Cost of sales

Costs of goods sold include the cost of cost of labor, materials, cost of retail product, and shipping.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $55,314 and $29,184 respectively and are included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Income Taxes

Psyonic, Inc. was formed as an S corporation for tax income purposes. Starting from 2022 the Company rescinded the S corporation election and converted to a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 14, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, while credit card liabilities refer to short-term liabilities towards the bank due to the credit card usage. Other current assets consist of the following items:

Other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Unbilled receivables	248,201	110,897
Advances	22,411	-
Deposits	30,000	-
Total Other Current Assets	$ 300,613	$ 110,897

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Payroll payable	300	80,356
Total Other Current Liabilities	$ 300	$ 80,356

4.   LEASES

In August 2022, the Company entered into lease agreement with H.G. Fenton Property Company to rent business premises. The lease has an original period expiring on August 31, 2025. The Company does not assume renewals in their determination of the lease term unless the renewals are deemed to be reasonably assured. The Company's lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. The cumulative effects of the changes made to the Company's balance sheet as of December 31, 2022 as a result of the adoption of the accounting standard update on leases were as follows:

	December 31, 2022
Lease liability	
Beginning balance	$ 340,637
Additions	$ -
Lease payments	(52,494)
Balance at end of period	$ **288,143**

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

	December 31, 2022
2023	$ 119,046
2024	50,575
Thereafter	-
Total	$ **169,621**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

<u>Class A Common Voting Stock</u>

The Company is authorized to issue 25,000,000 shares of Class A Common Voting Stock with a par value of $0.001. As of December 31, 2022, and December 31, 2021, 17,818,000 and 10,000 shares of Class A Common Voting Stock have been issued and are outstanding, respectively.

<u>Class B Common Voting Stock</u>

The Company is authorized to issue 25,000,000 shares of Class B Common Non-Voting Stock with a $0.001 par value. As of December 31, 2022, and December 31, 2021, 3,723,176 and 2,219 of Class B Common Non-Voting Stock have been issued and are outstanding.

6. SHAREBASED COMPENSATION

During 2019, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 3,750,000 shares of its Common Stock Class B Non-voting shares pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2020	526	$ 0.10	8.82
Granted	1,693	$ 0.10	-
Vested	-	$ -	-
Forfeited	-	$ -	-
Outstanding at December 31, 2021	2,219	$ 0.10	7.82
Granted	3,430,156	$ 0.00	-
Vested	-	$ -	-
Forfeited	(375)	$ -	-
Outstanding at December 31, 2022	3,432,000	$ 0.00	8.85

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The unrecognized compensation expenses calculated under the fair value method for shares expected to vest as of December 31, 2022, was approximately $27. The total fair value of the restricted stock awards vested during 2022 and 2021 was $45 and $77, respectively.

7. DEBT

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Borrowing Period	Valuation Cap	Discount	As of Year Ended December 31,	
				2022	2021
Safes I-III	Fiscal Year 2018	$ 10,000,000	20%	$ 200,000	$ 200,000
Safes IV-XIII	Fiscal Year 2019	$ 10,000,000	20%	$ 375,000	$ 375,000
Safes XIV-XVII	Fiscal Year 2020	$ 10,000,000	20%	$ 577,500	$ 577,500
Safes-XVIII	Fiscal Year 2020	$ 10,000,000	15%	$ 75,000	$ 75,000
Safes XIX-XXIII	Fiscal Year 2021	$ 12,000,000	15%	$ 200,000	$ 200,000
Total SAFE(s)				$ 1,427,500	$ 1,427,500

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the investor a number of shares of non-voting SAFE Preferred Stock equal to the purchase amount divided by the Conversion Price. If there is a liquidity event before the expiration or termination of this instrument, the investor will, at its option, either (i) receive a cash payment equal to the purchase amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the liquidity price, if the investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

8.   RELATED PARTY TRANSACTIONS

There are no related party transactions.

9.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	23,106	$	(366,823)
Valuation Allowance		(23,106)		366,823
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(343,716)	$	(366,823)
Valuation Allowance		343,716		366,823
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,126,939. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulations as of December 31, 2022, and December 31, 2021.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022 and December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022, through April 14, 2023, which is the issuance date of these financial statements.

There have been no events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Reporter #1: Bionics are redefining the future of prosthetics. It might sound like the stuff of science fiction, but...

Reporter #2: Amputees can now buy a bionic hand created by a U of I alumnus...

Reporter #3: A better bionic hand for a bargain...

Reporter #4: But that doesn't begin to describe just how cool this thing is...

Reporter #5: Picture this—a bionic hand that can move just like a real one and feels like a real one, too...

Reporter #6: It's hoping to touch the lives of those who may not otherwise be able to afford this type of technology...

Reporter #7: Now, this could really change everything for amputees.

PSYONIC CEO & Founder, Dr. Aadeel Aakhtar: I'm Aadeel Aakhtar and I built a bionic hand company. We call it PSYONIC. We build advanced bionic limbs that are affordable and accessible for everyone.

The whole thing started when I was seven years old. My parents are from Pakistan and I was visiting. And that's the first time I met someone with a limb difference. She was my age, living in poverty, missing her right leg, and using a broken tree branch as a crutch. That's what inspired me to want to go into this field and develop these advanced bionic limbs that would be affordable and accessible to others around the entire world.

In the summer of 2014, as I was doing my PhD, we got the chance of a lifetime to go down to Quito, Ecuador, and work with a patient named Juan Suquillo, who lost his left hand 35 years prior due to a border war between Ecuador and Peru.

You have to imagine the prototype of the Ability Hand at that time was three times the size of a normal human hand, and had wires going everywhere, plugged into the breadboards, plugged into power supplies, plugged into the wall. Despite that, Juan said in front of international news stations, that a part of him had come back. He was able to make a pinch for the first time in 35 years. And that's when we realized if we want everyone to feel the exact same way that Juan did, the only way we could do that was to commercialize our technology.

And that's when PSYONIC was born. Back in the US, we met retired US Army Sergeant Garrett Anderson, who used a hook on a daily basis. This is a technology that hasn't changed since the Civil War era of the United States. We believe that our veterans deserve better. So we upgraded Garrett to the 21st Century. Now he has superhuman abilities. He can rotate his wrist in 360 degrees. He can even charge his phone from his arm. But what we built was just a prototype. We needed to make a prosthetic hand that would survive whatever life threw at you.

Tina wants to be able to feed her granddaughter. Garrett wants to be able to do work out in his yard. Cody wants to return back to the farm. This requires a hand that is robust to impact, that can feel, that's water resistant, and is also lightweight and very strong. And we built the Ability Hand to be just that.

To give users the best experience, we developed the Ability Hand to be one of the fastest bionic hands in the world. It closes faster than the blink of an eye. We are also pioneering touch feedback. So when Sergeant Anderson holds his daughter's hand, he can actually feel it. And so over the last six to seven years, we've gone through eight different prototypes and feel tested all of them.

I'm so excited to show you the next generation of the Ability Hand.

And here it is: the brand-new Ability Hand.

You can control it with your muscles, but it also has Bluetooth on it. So there's an app for it on both Android and iOS. And so all five fingers flex and extend and the thumb rotates as well. And you can do different grips with it. So here's a key grip, or if you want to give someone a thumbs up, you can do individual finger moves–so here's a precision pinch. You can do a tripod grasp. If you're at a rock concert, you can rock on. You can also do individual finger pointing and yes, you can point with other fingers too. The fingers are made from a flexible silicon and rubber, so they can take a beating.

It's also made of lightweight carbon fiber to make it super light and super strong. It's USBC rechargeable, so the same way you plug in your phone, you can plug in your arm. In fact, you can charge your phone from your arm as well—a superhuman ability we like to give our users. In the index finger of the pinky and the thumb, we have touch sensors that relate to a vibration motor that's in the socket, so our users know when they've grabbed an object, how hard they've grabbed an object, and when they've let go.

The best part though is that it's actually covered by Medicare in the US. We've expanded access to advanced bionic limbs to millions of Americans with Medicare coverage.

This technology is no longer a prototype. In fact, you won't even believe what you'll be able to do with this Ability Hand and what you're going to be seeing us do over the next couple of months.

We are redefining what it means to be human for so many individuals across the US and across the world.

Come join our bionic revolution.

5 Questions with PSYONIC Founder & CEO Aadeel Akhtar

I'm Dr. Aadeel Akhtar, and I founded PSYONIC. We develop advanced bionic limbs that are affordable and accessible for everyone.

Q1: What inspired you to start PSYONIC?

This is something I've wanted to do ever since I was seven years old. I was visiting Pakistan and that was the first time I met someone with a limb difference and she was my age missing her right leg using a tree branch as a crutch, living in poverty. And that's what inspired me to want to go into this field and make advanced bionic limbs that are affordable and accessible for everyone.

Q2: How is PSYONIC revolutionizing bionics?

We are pioneering a bionics revolution. With the Ability Hand, we made the fastest bionic hand in the world, the first on the market to have touch feedback. It's super robust to impact and it's also covered by Medicare in the US to make the hand more accessible than ever. We've expanded access from 10% of patients who could afford an advanced bionic hand to now 75% because of this Medicare coverage.

Q3: What is the "next big thing" in bionics?

The next big thing in bionics is going to be connecting these devices directly to your body. We are partnering with research institutions that are connecting our Ability Hand directly to your bones. We're working on fingers that are connected

to your muscles and your tendons and also nerve implants that can directly read your nerve impulses so when you think about moving digits, your hand is actually going to respond and feel from it as well. This is the future that we're heading towards.

Q4: What is the market potential for PSYONIC?

By 2026, the global prosthetics and orthotics market is going to be $21 billion. The bionic segment of that is going to be $2 billion. And that's just the start for PSYONIC. We've sold our hands to Facebook and Apptronik. We've put our hands on robotic arms that can be used to do tasks around the house. We're also partnering with institutions who are doing neural interfaces to control these hands directly from your mind and your muscles. These markets are going to be growing by 12 to 14% over the next five years.

Q5: Why should investors buy into this vision?

At PSYONIC, we're building advanced bionic limbs that are more accessible than ever. Come join our bionic revolution. It started with the Ability Hand, and we're expanding into other limbs including our Ability Leg. The future will be even more exciting with our research and humanoid robots and neural interfaces. We want you to be a part of that.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

♡ Add to Watchlist   👤 ⌄

INVEST IN PSYONIC TODAY!

Redefining Human

The Ability Hand™ by PSYONIC is an in-market prosthetic hand that offers users faster and more functional mobility at a fraction of the cost. Leveraging patented bionic technology ...

Show more

Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



PSYONIC

The world's first multi-touch sensing bionic hand.

▶

$1,234,880.05 Raised

OVERVIEW   ABOUT   TERMS   PRESS & UPDATES   REWARDS   DISCUSSION ›

Reasons to Invest

- PSYONIC's Ability Hand™ offers those with limb differences the high-performance solution they deserve. We designed our bionic hand to be the fastest, and believe that it is the first of its kind to offer true multi-touch sensitivity (source).

- The Ability Hand is also a great match for the robotics industry and is selling hands to leaders in that field, including Apptronik and Meta. Goldman Sachs estimates that the market will grow to $6 billion by 2035 (source).

- The global market for prosthetics and orthotics is approaching the $2.8 billion mark and has the potential to expand as a population of about 3.5 million people are estimated to potentially experience limb loss by 2050 (source).

  less (source) and are covered by Medicare as well as private insurance (source).

Invest Now
$2.35 Per Share

RAISED ⓘ	INVESTORS
$1,234,880.05	700
MIN INVEST ⓘ	VALUATION
$249.10	$49.94M

OVERVIEW ─────────

Advanced Bionic Technology Made Accessible to All

PSYONIC believes that every individual with a limb difference deserves access to the best available prosthetic devices. Setting out to develop a new kind of bionic hand, our team was founded by an engineer, and sought the expertise of doctors, designers, clinicians, public health experts, and social workers, in order to create technology that would be as accessible as it is innovative.



05 **Questions Under 5 Minutes**
With CEO & Founder Dr. Aadeel Akhtar

02:38
▶ ━━━━━━━━━━━━━━━ 🔊 CC ⚙ ⧉ ⛶

The result of these efforts is the Ability Hand™ – an affordable, lightweight, multi-articulated bionic hand, with instant sensory feedback so users can truly feel what they touch.

THE PROBLEM & OUR SOLUTION

A Revolutionary Solution to a Long-Standing Need

Despite some advances in mobility technology over the past several decades, many of today's options still fail to deliver in terms of comfort, agility, and controllability. Many people with a limb difference consider hooks inconvenient (source), while 3D-printed, myoelectric, or multi-articulated devices tend to be costly and lack functionality. These approaches don't offer the kind of touch feedback that is so important to users.

So we built something better. PSYONIC designed the Ability Hand™ to be lightweight, lightning fast, intuitive, and strong, while also featuring what we believe is the first multi-touch sensing technology of its kind. Using dynamic fingertip sensors, the hand detects pressure and uses vibration to communicate sensation, so that users can actually feel what they are touching and work with even the most delicate objects.

THE MARKET & OUR TRACTION

From Mobility to The Metaverse

Since launching in September 2021, PSYONIC has made some incredible strides. We received a $1 million grant from the National Science Foundation for Small Business Innovation Research (source) as well as positive press from a number of major news organizations. We were even deemed "The World's Most Badass Prosthetic Arm" by Popular Mechanics in April 2022 (source).



With Medicare coverage, it's available at a fraction of the cost of our competitors.

THE PROBLEM & OUR SOLUTION

A Revolutionary Solution to a Long-Standing Need

Despite some advances in mobility technology over the past several decades, many of today's options still fail to deliver in terms of comfort, agility, and controllability. Many people with a limb difference consider hooks inconvenient (source), while 3D-printed, myoelectric, or multi-articulated devices tend to be costly and lack functionality. These approaches don't offer the kind of touch feedback that is so important to users.

So we built something better. PSYONIC designed the Ability Hand™ to be lightweight, lightning fast, intuitive, and strong, while also featuring what we believe is the first multi-touch sensing technology of its kind. Using dynamic fingertip sensors, the hand detects pressure and uses vibration to communicate sensation, so that users can actually feel what they are touching and work with even the most delicate objects.

THE MARKET & OUR TRACTION

From Mobility to The Metaverse



hard to control, and lacking functionality

Multiarticulated
Difficult to reimburse, no feedback, hard to control, and not robust


3D-Printed
Not proven, no feedback, hard to control, and not robust

So we built something better. PSYONIC designed the Ability Hand™ to be lightweight, lightning fast, intuitive, and strong, while also featuring what we believe is the first multi-touch sensing technology of its kind. Using dynamic fingertip sensors, the hand detects pressure and uses vibration to communicate sensation, so that users can actually feel what they are touching and work with even the most delicate objects.


Finally...
A bionic hand that
offers instant feedback
is lightning fast
is extremely durable
is lightweight

THE MARKET & OUR TRACTION

From Mobility to The Metaverse

Since launching in September 2021, PSYONIC has made some incredible strides. We received a $1 million grant from the National Science Foundation for Small Business Innovation Research (source) as well as positive press from a number of major news organizations. We were even deemed "The World's Most Badass Prosthetic Arm" by Popular Mechanics in April 2022 (source).

(source & source)

The Ability Hand™ has users throughout the United States, and the number of orders we receive grows every year. Besides the prosthetics industry, we believe there is demand for our products in the robotics and tech market – from clients that include Meta and Apptronik, and our goal is to scale to meet these opportunities, while also continuing to advance the field of bionics.

Two of the Top 5 teams in last year's ANA Avatar XPRIZE, a $10 million global competition to develop a physical robotic avatar system, used PSYONIC Ability Hands. And the market for such humanoid robots is expected to grow to at least $6 billion by 2035, according to Goldman Sachs.





WHY INVEST

Invest in Technology that Touches Lives

From its inception, PSYONIC was founded with a mission of redefining what it means to be human, and we believe that the Ability Hand™ is just the beginning. In the near future, our vision is to expand to include other prosthetic limbs and seamless integration with the human neuromuscular system.



WHY INVEST

Invest in Technology that Touches Lives

From its inception, PSYONIC was founded with a mission of redefining what it means to be human, and we believe that the Ability Hand™ is just the beginning. In the near future, our vision is to expand to include other prosthetic limbs and seamless integration with the human neuromuscular system.

The market for our technology is continuing to grow rapidly. We are looking for investors who, like us, believe that everyone should have access to the most advanced prosthetic technology at an affordable price. And for investors who want to get in on the humanoid robotics market. Join our bionic revolution by investing with PSYONIC.

ABOUT

HEADQUARTERS
9999 Businesspark Ave, Suite B
San Diego, CA 92131

WEBSITE
View Site ⬈

The Ability Hand™ by PSYONIC is an in-market prosthetic hand that offers users faster and more functional mobility at a fraction of the cost. Leveraging patented bionic technology breakthroughs, the hand replicates touch sensation for amputees. It is accessible to most Americans with upper limb differences because it is covered by Medicare, and it is being used by leading global organizations in their humanoid robotics research.

TEAM





Dr. Aadeel Akhtar
CEO + Founder

Founder and CEO Dr. Aadeel Akhtar is all in on creating a bionic revolution. That revolution is going to deliver the best prosthetic devices at an affordable price and ensure that the robots of the future can work well in environments that are designed for humans. He founded PSYONIC while in graduate school and left medical school to make sure that the company would thrive. Aadeel was named one of MIT Technology Review's top 35 Innovators Under 35 and America's Top 50 Disruptors in Newsweek in 2021. He earned a BS in biology and an MS in computer science from Loyola University Chicago and an MS in electrical and computer engineering and a PhD in neuroscience from the University of Illinois Urbana-Champaign.



Whitney Akhtar, LCSW
Director of Human Resources

Experienced social worker and mental health/trauma care expert



Jesse Cornman
Director of Engineering

Award-winning engineer, tinkerer, and hacker with over 10+ years of experience building robots



James Austin, MS
Lead Mechanical Engineer

Award-winning engineer from one of the world's top prosthetic research labs at the University of Alberta



Anissa Akrout, DPT, ME
Clinical Support Specialist

Doctor of physical therapy and biomedical engineer



Lucy Zhang
Director of Operations

Manufacturing efficiency expert with engineering degree from the University of Illinois at Urbana-Champaign

TERMS
PSYONIC

Overview

PRICE PER SHARE
$2.35

VALUATION
$49.94M

DEADLINE ⓘ
Jun 6, 2023

AMOUNT RAISED ⓘ
$1,234,880.05

Breakdown

MIN INVESTMENT ⓘ
$249.10

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$4,999,998.65

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
4,255

SHARES OFFERED
Class B Common Non-Voting

MAX NUMBER OF SHARES OFFERED
2,127,659

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials ⌄

Risks ⌄

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based:

Super Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares

Early Bird Bonus

Invest within the first three weeks and receive 2% bonus shares

Amount-Based:

$500+

Tier 1

Invest $500+ and Join the Owner's Group, which includes exclusive access to investor updates, webinars, and PSYONIC merch

$1,500+

Tier 2

Invest $1,500+ and Receive 2% Bonus Shares + Join the Owner's Group

$2,500+

Tier 3

Invest $2,500+ and Receive 3% Bonus Shares + Joint the Owner's Group

$5,000+

Tier 4

Invest $5,000+ and Receive 5% Bonus Shares + Join the Owner's Group

$10,000+

Tier 5

Invest $10,000+ and Receive 10% Bonus Shares + 30-minute call with CEO/Founder Aadeel Akhtar + Join the Owner's Group

$20,000+

Tier 6

Invest $20,000+ and Receive 20% Bonus Shares + 30-minute call with CEO/Founder Aadeel Akhtar + Join the Owner's Group

TTW Reservations:

10% bonus shares for those who reserved shares during the pre-launch TTW phase.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

PSYONIC will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Non-Voting Stock at $2.35 / share, you will receive 110 shares of Class B Common Non-Voting Stock, meaning you'll own 110 shares for $235. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and TTW Reservation bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

PRESS



San Diego Business Journal
PSYONIC Brings Advanced Bionics to San Diego

View Article



CBS 58 WDJT Milwaukee
'She's always had this strive to shoot for anything that she wants':
Milwaukee teen impresses with prosthetic hand prowess

View Article

Newsweek
America's Greatest Disruptors: Medical Marvels

View Article

Interesting Engineering
An Engineer Arm-Wrestled a National Champion With a Bionic Hand. Who Won?

View Article

Popular Mechanics
This Prosthetic Hand Is Stronger, Lighter, and Better Than You

View Article

Show More Press

ALL UPDATES

04.16.23

At One with His Ability Hand

650 backers strong! Invest in PSYONIC today.

Shaun was the first patient in the world to lose an upper limb to a traumatic injury and undergo agonist-antagonist myoneural interface surgery. It maintains the links between his brain and muscles and makes him feel "at one" with his PSYONIC Ability Hand. **A mechanic and Coast Guard veteran, he says he's "doing all the same things in the garage I was doing before and it's not even been a year."**

Watch Shaun's story -- made possible with support of the Stepping Strong and Brigham and Women's Hospital -- in this clip from WBZ Boston.



Bonus shares available if you invest more than $1,500.

04.12.23

100 backers in 24 hours

After StartEngine touted our recent appearance on 60 Minutes and our $1 million raised to date, **we added 100 new backers in just 24 hours!** Yesterday also included nearly $95,000 in committed investments.

If you're new to PSYONIC, welcome! We're building the fast, tough bionic hand that people need -- and giving you the opportunity to tap the $3 billion bionic limb industry and the $6 billion humanoid robotics industry. Have a look around, ask us any questions in the discussion section of our StartEngine page, and follow us on

Facebook, Instagram, LinkedIn, and TikTok.

Join 640 PSYONIC investors today and be a part of our bionic revolution.



100 New Investors in 24 Hours!

$95,000 raised on StartEngine yesterday alone. Join PSYONIC's bionic revolution now.

Become an Investor

04.10.23

What's with the raspberries?

You can find them on our website, in our Facebook feed, and around our office. But what's with the raspberries you see in pictures like this from PSYONIC? Well, it takes very careful control and an easy-to-use hand to pick up something that small and delicate without crushing it. Our users need a bionic hand that is tough so it won't break, but precise so they can take on the day-to-day.

A raspberry is a small thing, but it's a big deal at PSYONIC.

Help create the future of bionics by investing in PSYONIC today!



Remember, invest more than $1,500 to earn bonus shares. Now's the time!

04.06.23

Our Fingers on the Pulse

Check out this in-depth look at the future of bionics from one of the biggest magazines for electrical engineering in biology and medicine -- IEEE Pulse magazine. The story includes thoughts from our CEO Aadeel Akhtar on where the PSYONIC is headed. Here's a little:

"Many believe that electrodes implanted in the nervous system will be the next big frontier for the field of bionics. At PSYONIC, Akhtar and his colleagues are using Google's TensorFlow platform to create an algorithm that trains a bionic hand to act like a biological one using implanted electrodes. By recording movements from a user's remaining hand, they can then leverage the data they collect to train nerve implants on the other side of the body.

PSYONIC is also developing a technique that will enable surgeons to directly anchor a bionic finger to a patient's residual bone. A titanium implant connects the device to the bone, while an artificial tendon sutured onto a residual tendon allows the user to control the prosthetic finger with their own muscle."

Read the full story.



More than 530 committed investors have backed PSYONIC.
Grab the opportunity for as little as $250.

04.02.23

Yep, that was us on 60 Minutes.

This weekend, the Ability Hand was featured on 60 Minutes, the TV magazine that's been a Sunday-night staple since 1968. The story featured work from Sliman Bensmaia's team at the University of Chicago that has made it possible for a patient to control the PSYONIC Ability Hand using technology implanted directly into his brain -- and to feel host Scott Pelley's handshake.

A typical user controls and receives feedback from the Ability Hand using the muscles in their arm. That, of course, isn't an option for someone who is paralyzed. The team's work is at the absolutely cutting edge, and it begins to open bionic technology up to an important group of people who could someday benefit from it.

We are honored to play a role in this incredible advancement and appreciate all the hard work put in by countless researchers and patients who are making it possible.

Watch the full story on 60 Minutes.





Invest in the future of bionic technology.

03.31.23

Building Robots that Work with People

[Join our bionic revolution. Start investing in PSYONIC for as little as $250.](#)

Goldman Sachs estimates a $6 billion-plus market for humanoid robots in the next 10 years, with a "blue-sky scenario" of up to $154 billion by 2035. **Apptronik is a leader in that emerging industry, and you can often see PSYONIC Ability Hands on the solutions they're developing for logistics, manufacturing, and construction.** In fact, a robot with Ability Hands is the star of their homepage right now.

During our recent visit to SXSW in Austin, we stopped by Apptronik headquarters to meet with their Vice President of Product and other members of their team to discuss our future together. Our StartEngine raise is making it possible for us to ramp up production, so we can deliver for both the robotics industry and our core users with limb differences who need a fast, tough, and easy-to-use bionic hand.

Thank you for coming on this amazing journey with us. And, for those who haven't backed us yet, we hope today is the day! Feel free to ask us any questions you might have in the discussion section of our StartEngine page.


APPTRONIK
About Us
Our Work
Careers
INQUIRE NOW
BUILDING ROBOTS THAT WORK WITH PEOPLE.
ACCOMPLISHING TASKS HUMANS DON'T WANT TO.


APPTRONIK





The statements in the article are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this article are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

03.27.23

Million Dollar Milestone

What an INCREDIBLE milestone! Thanks to you, we've now raised over $1 million on StartEngine. More great things are coming, fueled by your powerful interest and investments. Keep an eye out for upcoming updates about new partnerships, bone and neuro integration, media appearances, and more!

Join our bionic revolution. Invest for as little as $250.


$1 MILLION
RAISED!
TOGETHER, WE'VE PASSED THE $1M MILESTONE IN OUR CROWDFUND INVESTOR CAMPAIGN!
Invest on start engine

We're delivering what we believe is the most advanced bionic hand on the market, used by people across the United States and covered by Medicare. Check out some of its key features:

- The Ability Hand weighs in at 490 grams – less than the average adult human hand.
- All five fingers flex and extend, and the thumb rotates electrically and manually.
- The Ability Hand charges using USB-C in about an hour. A charge lasts all day. You can even charge your phone from your arm!
- The Ability Hand is tough, water-resistant, and each finger can handle blunt force impact without breaking.
- You can connect your hand to our iOS and Android mobile apps, so your prosthetist can fine-tune your Ability Hand and you can make constant improvements to its grips and functionality.
- We continually update the Ability Hand's software, and you'll be able to download those over-the-air from our app.

Invest in PSYONIC. +$1,500 earn bonus shares.

The statements in the article are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this article are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could

differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

03.23.23

Builder Nation

CEO Aadeel Akhtar had a lot of surprises up his sleeve on a recent episode of Builder Nation, a podcast for the community of hardware leaders developing world-changing products. Aadeel talked to host Elisa Muñoz about the future of PSYONIC, osteointegration, the process of getting a bionic hand, and building San Diego into the bionics capital of the world.

We know you're not shocked by how fast, durable, and easy-to-learn the Ability Hand is -- you've been following our journey for months! **So now's the time to back PSYONIC and grab your piece of the $3 billion bionic prosthetic industry and the $6 billion humanoid robotics industry.**

Invest today!


ControlHub
Muñoz
nity Lead
PSYONIC
Aadeel Akhtar
Founder & CEO

03.21.23

SXSW 2023 Photo Diary

The annual South by Southwest conference hosts more than 100,000 people every year. Last week, the crew included the Secretary of Energy, the CEO of General Motors, and the founder of Reddit Alexis Ohanian -- not to mention Kristen Bell, Eva Longoria, and DJ Jazzy Jeff. 🙃

PSYONIC was on hand too -- along with one of our newest users, who picked up control of the Ability Hand very quickly and can easily control his hand and wrist rotator from just two muscle sites on his forearm. He and CEO Aadeel Akhtar made the rounds and wowed the crow at the National Science Foundation booth, as part of the conference's Creative Industries Expo. And they made time for a little Ability Hand shuffle board.

Check out the photos below.

Join 495 other investors and back PSYONIC today!


SXSW
CHRONICLE
Itaú
PSYONIC
slack









HeartCore
PSYONIC

We're only about $10,000 away from hitting the $1 million mark.
[**Invest today and help us get to that amazing milestone this week!**]

03.15.23

Thoughts from an Investor and Upper Limb Amputee

We want PSYONIC and the Ability Hand to be accessible -- in terms of cost to our users *and* for investors around the world. A recent investor, and an amputee himself, recently put his finger on that attitude in a comment he shared with us. He said:

"As and upper limb amputee that has used, researched, and followed many of the devices in the marketplace, PSYONIC's Ability Hand is genuinely one of the best, if not the best, multiarticulated hands currently available. PSYONIC also has a roadmap to enter the lower limb market and is aligned with robotics focused companies...In addition to the Medicare approval of the Ability Hand, there is little question of increased valuation of this stock in my mind."

Join hundreds of other smart investors and back PSYONIC today!

This testimonial may not be representative of others' experiences and are not a guarantee of future performance or success.



Show More Updates

Stack Owner's Bonus & Rewards!
Members get an extra 10% shares in addition to rewards below!

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into PSYONIC.

$249

STARTENGINE OWNER'S BONUS

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500

TIER 1

Invest $500+ and Join the Owner's Group, which includes exclusive access to investor updates, webinars, and PSYONIC merch

$1,500

TIER 2

Invest $1,500+ and Receive 2% Bonus Shares + Join the Owner's Group

Select	Select	Select

$2,500	$5,000	$10,000